UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

China SXT Pharmaceuticals, Inc.

(Name of Company)

Ordinary Shares, $0.08 Par Value Per Share

(Title of Class of Securities)

G2161P132

(CUSIP Number)

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86-523-86298290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G2161P132

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Feng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

106,250
	8	SHARED VOTING POWER

1,732,048 *
	9	SOLE DISPOSITIVE POWER

106,250
	10	SHARED DISPOSITIVE POWER

1,732,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.498% **
14	TYPE OF REPORTING PERSON

HC

*	Includes 106,250 ordinary shares held by Mr. Feng Zhou through his wholly owned entity Feng Zhou Management Limited, and 1,625,798 ordinary shares that are subject to the Voting Agreement (as defined in Item 3 herein), entered into by Mr. Feng Zhou and Mr. Zhijun Xiao on September 22, 2022.
**	Percentage is calculated on the basis of 8,056,914 shares of ordinary shares outstanding as of January 30, 2023.

CUSIP No. G2161P132

1	Name of Reporting Person

Zhijun Xiao
2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds

PF
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

1,625,798
	8	Shared Voting Power

	9	Sole Dispositive Power

1,625,798
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,625,798
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)

20.179% *
14	Type of Reporting Person

IN

*	Percentage is calculated on the basis of 8,056,914 shares of ordinary shares outstanding as of January 30, 2023.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the ordinary shares, par value $0.08 per share (the “Ordinary Shares”) of China SXT Pharmaceuticals, Inc., a British Virgin Islands corporation (the “Issuer” or “China SXT”), whose principal executive office is located at 178 Taidong Rd North, Taizhou, Jiangsu, China. As of the date of this Statement, the Issuer has 8,056,914 Ordinary Shares issued and outstanding.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original 13D, as amended in its entirety as set forth below:

The Statement is filed by Feng Zhou and Zhijun Xiao (the “Reporting Persons”).

Feng Zhou’s principal business address is 178 Taidong Rd North, Taizhou, Jiangsu, China. Feng Zhou is the Chief Executive Officer and Chairman of Board of the Issuer.

Zhijun Xiao’s principal business address is No.41 Huangjiu Team, Liangxu Bridge, Jiangyan City, Jiangsu Province, China. Zhijun Xiao does not hold any position with the Issuer.

During the past five years, each of the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

This Amendment amends and restates Item 3 of the Original 13D, as amended in its entirety as set forth below:1

In July 2017, Feng Zhou acquired 106,863 Ordinary Shares from the Issuer in a private transfer at a per share price of $3.00 per share. On October 20, 2017, Feng Zhou transferred 613 Ordinary Shares as a gift to Di Zhou.

On February 18, 2021, the Company effected a one-for-four (1-4) reverse split for its ordinary shares (the “2021 Reverse Split”). The Company’s ordinary shares began trading on a split-adjusted basis on February 22, 2021. Any fractional shares resulted from the 2021 Reverse Split were rounded up to the nearest whole share. On May 5, 2022, the Company effected a one-for-twenty (1-for-20) reverse split for its Ordinary Shares (the “2022 Revise Split”). The Company’s Ordinary Shares began trading on a split-adjusted basis on May 19, 2022. Any fractional shares resulted from the 2022 Reverse Split were rounded up to the nearest whole share.

On September 22, 2022, Zhijun Xiao, a non-U.S. person, acquired 1,625,798 Ordinary Shares from the Issuer in a private placement at a per share purchase price of $1.35 pursuant to that certain Securities Purchase Agreement by and between the Issuer and Zhijun Xiao (the “SPA”).

Contemporaneously with the private placement, Zhijun Xiao entered into certain voting and proxy agreement with Feng Zhou (“Voting Agreement”), pursuant to which Zhijun Xiao irrevocably granted a power of attorney to, and entrust Feng Zhou, for the maximum period of time permitted by law, with all of his voting rights as a member of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s members.

[1]	The Issuer has amended its authorized share capital to effectuate forward and reverse stock split since Feng Zhou acquired Ordinary Shares in July 2017. Unless otherwise specified, the references to the Ordinary Shares are presented on a post-2022 Reverse Split, or as having been retroactively adjusted and restated to give effect to the 2022 Reverse Split, as if the 2022 Reverse Split had occurred by the relevant earlier date.

Item 4.	Purpose of Transaction.

The Ordinary Shares of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Persons have no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D/A are incorporated herein by reference.

(c) Other than the acquisition of the shares as reported in this Schedule 13D/A, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.

(d) None

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

This Amendment amends and restates Item 6 of the Original 13D, as amended in its entirety as set forth below:

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D/A. Zhijun Xiao entered into certain Voting Agreement with Feng Zhou, respectively, pursuant to which Zhijun Xiao irrevocably grants a power of attorney to, and entrust Feng Zhou, for the maximum period of time permitted by law, with all of his voting rights as a member of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s members.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement *

2	Form of SPA, dated September 22, 2022, by and between the Company and Zhijun Xiao (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on September 27, 2022)

3	Form of Voting Agreement, dated September 22, 2022, by and between Zhijun Xiao and Feng Zhou Management Limited (incorporated herein by reference to Exhibit 4.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on September 27, 2022)

*	filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023

By:	/s/ Feng Zhou
Name:	Feng Zhou

By:	/s/ Zhijun Xiao
Name:	Zhijun Xiao